Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Nine months ended September 30,	2014
Earnings:
Income before income taxes	$263
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	22
Fixed charges added to earnings	380
Distributed income of less than 50 percent-owned persons	66
Amortization of capitalized interest:
Consolidated	36
Proportionate share of 50 percent-owned persons	—

Total earnings	$767

Fixed Charges:

Interest expense:
Consolidated	$351
Proportionate share of 50 percent-owned persons	—

$351

Amount representative of the interest factor in rents:
Consolidated	$29
Proportionate share of 50 percent-owned persons	—

$29

Fixed charges added to earnings	$380

Interest capitalized:
Consolidated	$41
Proportionate share of 50 percent-owned persons	—

$41

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$421

Ratio of earnings to fixed charges	1.8